                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                                (Amendment No. 5)

                             ----------------------
                            BI Incorporated (Issuer)
                            (Name of Subject Company)

                    KBII Acquisition Company, Inc. (Offeror)
                          KBII Holdings, Inc. (Offeror)
                        Kohlberg & Co., L.L.C. (Offeror)
                            (Names of Filing Persons)

                             ----------------------

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    055467203
                      (CUSIP Number of Class of Securities)

                             ----------------------
                              Christopher Lacovara
                                111 Radio Circle
                           Mount Kisco, New York 10549
                                 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                 With Copies To:
                              Gregory K. Gale, Esq.
                                Hunton & Williams
                     600 Peachtree Street, N.E., Suite 4100
                           Atlanta, Georgia 30308-2216
                                 (404) 888-4000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation: *                   Amount of filing fee:
    $79,281,147                                  $15,857
--------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 1,641,018 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. ("Parent") and KBII Acquisition Company, Inc. ("Offeror"), the Company represented to Parent and Offeror that, as of such date, it had 7,968,818 shares of common stock and options to purchase 1,641,018 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by Offeror.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $15,857
    Form or Registration No.:  Schedule TO
    Filing Party: KBII Acquisition Company, Inc. (Offeror), KBII Holdings, Inc. (Offeror) and Kohlberg & Co., L.L.C. (Offeror)
    Date Filed: August 18, 2000, August 23, 2000, September 11, 2000, September 18, 2000 and September 19, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party offer subject to rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 18, 2000, amended on August 23, 2000, September 11, 2000, September 18, 2000 and September 19, 2000 (as amended, the "Schedule TO"), by KBII Holdings, Inc., a Delaware corporation ("Parent"), KBII Acquisition Company, Inc., a Colorado corporation and a direct wholly owned subsidiary of Parent ("Offeror"), and Kohlberg & Co., L.L.C. ("Kohlberg"). The Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of BI Incorporated, a Colorado corporation (the "Company"), including the associated common stock purchase rights at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (as amended, the "Offer to Purchase"), the related Letter of Transmittal and the Supplement to Offer to Purchase dated September 19, 2000, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(J) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information set forth in the Offer to Purchase, the Supplement to Offer to Purchase and the related Letter of Transmittal is incorporated in the Schedule TO by reference with respect to Items 1-9, 11 and 13 of the Schedule TO. The Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company, a copy of which is attached to and filed with the Schedule TO as Exhibit (d)(1), is incorporated in the Schedule TO by reference with respect to Items 5, 11 and 13 of the Schedule TO. This Amendment No. 5 is being filed on behalf of Offeror, Parent and Kohlberg. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9, 11 and 13.

     Items 1 through 9, 11 and 13 of the Schedule TO, which are incorporated by reference to the information contained in the Offer to Purchase and the Supplement to Offer to Purchase, are hereby amended as follows:

     1. SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger. The section entitled "Special Factors -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger -- Offeror, Parent and Management Shareholders" is hereby amended by inserting at the end of the second paragraph thereunder on page 6 of the Supplement to Offer to Purchase the following:

     Each of Parent, Offeror, Kohlberg and the Management Shareholders adopts the analysis and findings expressed by SunTrust Equitable Securities in its fairness opinion to the Board of Directors of the Company. See "Opinion of Financial Advisor."

     2. SPECIAL FACTORS - Opinion of Financial Advisor. The section entitled "Special Factors -- Opinion of Financial Advisor" is hereby amended by inserting after the 19th paragraph thereunder on page 10 of the Supplement to Offer to Purchase the following:

     As discussed above, SunTrust Equitable Securities considered a number of factors in determining the fairness of the Offer and the Merger. SunTrust Equitable Securities did not consider the following factors for the reasons indicated:

  . Net Book Value. SunTrust Equitable Securities did not perform a net book value analysis because it did not believe that net book value (which is an accounting concept based on historical values) was a meaningful indicator of the Company's value. As such, it chose to utilize the other methodologies listed above, which focus on the Company's ability to generate cash flow and earnings in the future.

  . Liquidation Value. SunTrust Equitable Securities did not perform a liquidation value analysis because it did not believe that the Company would be liquidated, but rather believed the Company should be sold as a going concern based on its ability to produce cash flow and earnings into the future sufficient to service the existing debt obligations of the Company. In addition, SunTrust Equitable Securities did not believe liquidation was a viable option because the Company's tangible and intangible assets would have significantly less value if sold in a manner other than as a going concern.

  . Reports, Opinions or Appraisals. There were no previous reports, opinions or appraisals relied upon by SunTrust Equitable Securities. SunTrust Equitable Securities' analysis was performed as of a specific date
     (August 9, 2000) and all the analysis necessary to opine on fairness from a financial point of view was completed current as of that date.

  . Firm Offers and Purchase Prices Paid. There were no firm offers for the Company by third parties other than the Offer within the prior two years to use as a reference, and none of Offeror, Parent or Kohlberg purchased, or had the right to purchase, any Shares prior to commencement of the Offer.


     3. SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Merger. The section entitled "Special Factors -- Interests of Certain Persons in the Offer and the Merger" is hereby amended by inserting after the first paragraph thereunder on page 12 of the Supplement to Offer to Purchase the following:

     See "Purpose of the Offer; The Merger; Plans for the Company -- Plans for the Company" for a description of the effects of the Offer and the Merger on Parent's, KBII, L.P.'s and the Management Shareholders' respective interests in the net book value and net earnings of the Company.

     4. Certain Regulatory and Legal Matters. The section entitled "Certain Regulatory and Legal Matters" is hereby amended and supplemented by adding the following thereto on page 38 of the Offer to Purchase:

     On September 25, 2000, M. Dean Briggs filed a Notice of Voluntary Dismissal voluntarily dismissing the Complaint. The foregoing description is qualified in its entirety by the Notice of Voluntary Dismissal, a copy of which is attached as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

     Item 12.  Exhibits.

     (a)(5)(D) Notice of Voluntary Dismissal, dated September 25, 2000 (incorporated by reference to Exhibit (e)(14) to the Company's
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on September 28, 2000).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2000       KBII ACQUISITION COMPANY, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President

                                 KBII HOLDINGS, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President


                                 KOHLBERG & CO., L.L.C.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name:  James A. Kohlberg
                                      Title: Principal

                                  Exhibit Index
                                  -------------



     Exhibit No.      Description
     -----------      -----------

     (a)(5)(D) Notice of Voluntary Dismissal, dated September 25, 2000 (incorporated by reference to Exhibit (e)(14) to the Company's Solicitation/Recommendation Statement on
                      Schedule 14D-9 filed with the Commission on September 28, 2000).